Exhibit 99.1

Provident Announces the Acquisition of Sarnia Storage Facility

News Release 20-09
November 25, 2009

CALGARY, ALBERTA - Provident Energy Trust (TSX-PVE.UN; NYSE-PVX) is pleased to announce that it has reached an agreement with Dow Chemical Canada to purchase a commercial storage facility in the Sarnia area for an undisclosed amount. Located in close proximity to Provident’s Sarnia operations, the 1,000 acre site has an active cavern storage capacity of 12.1 million barrels (mmbbl), consisting of 5.0 mmbbl of hydrocarbon storage and 7.1 mmbbl which is currently used for brine storage. In addition, the facility has 13 pipeline connections and a small rail offloading facility. This strategic acquisition expands Provident’s Commercial Services platform into Eastern Canada, adds operational and commercial flexibility to the Empress East system and positions Provident Midstream for continued growth in stable fee-for-service margin based business. Provident’s 2010 capital budget includes approximately $17 million for facility maintenance and upgrades to expand the existing rail facilities at the site and to construct a truck loading terminal. This transaction is expected to close in early 2010.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 262-5973 www.providentenergy.com